UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 001-41446
CUSIP Number 00486H105

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR For Period Ended: March 31, 2025

☐   Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ADTRAN Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

901 Explorer Boulevard

Address of Principal Executive Office (Street and Number)

Huntsville, Alabama 35806-2807

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ADTRAN Holdings, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (the “Q1 Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period for the reasons set forth below.

As disclosed by the Company in its Current Report on Form 8-K filed with the SEC on May 13, 2025 (the “Form 8‑K”), which is incorporated herein by reference, the Company intends to restate its (i) consolidated financial statements as of and for the years ended December 31, 2024 (“Fiscal 2024”) and December 31, 2023 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 3, 2025, and (ii) unaudited condensed financial statements as of and for the interim periods ended March 31, 2024, June 30, 2024 and September 30, 2024 (the “2024 Interim Periods”) included in the Company’s Quarterly Reports filed with the SEC on May 10, 2024, August 9, 2024, and November 12, 2024, respectively. In addition, the Form 8-K disclosed that the Company’s management is evaluating the impact of this matter on its internal control over financial reporting as of December 31, 2024 and has identified at least one additional material weakness. Management had previously determined that its disclosure controls and procedures were not effective as of September 30, 2022 and all subsequent periods due to material weaknesses that were previously disclosed, which continues to be the case. The Company plans to restate, as soon as practicable, such financial statements (the “Restatements”).

The Company does not expect the Restatements to set forth material changes to the financial information presented in the Preliminary Earnings Release, which was attached as an exhibit to a Current Report on Form 8-K furnished by the Company to the SEC on May 8, 2025 (the “Preliminary Earnings Release”).

In connection with the foregoing, the Company needs additional time to prepare the Restatements and file the Q1 Form 10-Q. Accordingly, the Company has determined that it was unable, without unreasonable effort or expense, to file its Q1 Form 10-Q by the prescribed due date for such periodic report. The Company is working diligently towards the goal of finalizing the Restatements and the Q1 Form 10-Q and intends to file the Restatements and Q1 Form 10-Q within the extension period provided under Rule 12b-25.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Timothy Santo, Chief Financial Officer	256	963-8000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 7, 2025, the Company issued the Preliminary Earnings Release. The Preliminary Earnings Release disclosed the expected impact associated with adjustments to the Company’s financial statements for the first quarter ended March 31, 2024 and Fiscal 2024 and included selected preliminary financial results for the quarter ended March 31, 2025. The restated financial statements for the first quarter ended March 31, 2024 may reflect additional immaterial errors.

Forward-Looking Statements

This Notification of Late Filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements regarding the Company’s current beliefs and expectations relating to the possibility of further errors in the Company’s historical consolidated financial statements, the Company’s identification and evaluation of additional material weakness(es) in its internal control over financial reporting, the timing of the filing of the Restatements and the Q1 Form 10-Q, and related matters. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms. Our actual results and the timing of events could materially differ from those anticipated in such forward-looking statements as a result of certain risks and uncertainties, including the risks and uncertainties relating to (i) the Company’s identification and evaluation of additional material weakness(es), (ii) the possibility of the Restatements reflecting material changes to the financial information presented in the Preliminary Earnings Release, (iii) the timing of the completion of the Restatements, (iv) the effects of deficiencies in the Company’s internal control over financial reporting and the Company’s disclosure controls and procedures on its financial statements and other public disclosures; (v) the potential adjustments to the financial statements for the first quarter ended March 31, 2024; (vi) the impact of the foregoing on the timing of the Company’s filing of the Restatements and the Q1 Form 10-Q with the SEC, and (vii) such other risks and uncertainties described in more detail in the Company’s most recent Annual Report on Form 10-K and other documents on file with the SEC. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.

ADTRAN Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2025	By: /s/ Timothy Santo
Timothy Santo Chief Financial Officer